Pride International Announces Redemption of 3.25 Percent Convertible Senior Notes Due 2033
HOUSTON, April 8, 2008 (PRIME NEWSWIRE) — Pride International, Inc. (NYSE:PDE) today announced that the Company is redeeming all $300 million outstanding principal amount of its 3.25% Convertible Senior Notes Due 2033 on May 16, 2008. The redemption price for the notes is 100% of the principal amount, plus accrued interest (including contingent interest, if any).
The notes may be converted at any time before the close of business on May 15, 2008, the business day prior to the redemption date. The notes are currently convertible into the Company’s common stock at a rate of 38.9045 shares of common stock per $1,000 principal amount of notes. In lieu of delivery of shares of common stock upon conversion of any notes, the Company may elect to pay holders surrendering notes an amount in cash per note (or a portion of a note) equal to the “applicable stock price” multiplied by the conversion rate. The “applicable stock price” is equal to the average of the closing sales prices of a share of common stock on the NYSE over the five trading day period starting on the third trading day following the conversion date. The Company will inform any holders converting notes no later than two business days following the date of conversion of the Company’s election to deliver shares of common stock or to pay cash in lieu of delivery of such shares or to do a combination thereof. Shares of common stock and cash deliverable upon conversion will be delivered no later than the third business day following the determination of the applicable stock price.
If holders convert all outstanding notes, the Company currently intends to pay approximately $300 million in cash in connection with the conversion, with the remaining conversion value being satisfied in shares of common stock.
Louis A. Raspino, President and Chief Executive Officer of Pride International, Inc., stated, “We continue to experience an exceptionally strong business environment, especially for the deepwater rig sector, with further evidence to support a healthy business cycle to the middle of the next decade. The long-term viability of the offshore business cycle continues to offer opportunities to execute our stated strategy of building critical mass in the ultra-deepwater sector, while exercising strong financial discipline. Our decision to redeem the 3.25% convertible notes is another example of this discipline. Our repayment of the outstanding principal amount of the debt in cash upon conversion rather than settling through the issuance of shares essentially has the same effect as a $300 million share repurchase, representing approximately 5% of our fully diluted shares, thereby allowing us to achieve a balance between long and short-term growth objectives while also driving down our cost of capital.”
Pride International, Inc., headquartered in Houston, Texas, is one of the world’s largest offshore drilling contractors, operating a fleet of 64 rigs, including two deepwater drillships, 12 semisubmersible rigs, 28 jackups, 10 platform rigs, five managed deepwater rigs and seven Eastern Hemisphere-based land rigs. The company also has three ultra-deepwater drillships under construction.
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http://www.primenewswire.com/newsroom/prs/?pkgid=3388
The information above includes forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934. These forward-looking statements are subject to certain risks, uncertainties and assumptions identified above or as disclosed from time to time in the Company’s filings with the Securities and Exchange Commission. As a result of these factors, actual results may differ materially from those indicated or implied by such forward-looking statements.
CONTACT:
Pride International, Inc.
Analyst & Media Contact:
Jeffrey L. Chastain
(713) 917-2020